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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                            PURSUANT TO RULE 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           HALLWOOD ENERGY CORPORATION
                            (Name of Subject Company)

                           HALLWOOD ENERGY CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                    40636M208
                      (CUSIP Number of Class of Securities)

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                               CATHLEEN M. OSBORN
                       VICE PRESIDENT AND GENERAL COUNSEL
                    4582 S. ULSTER STREET PARKWAY, SUITE 1700
                             DENVER, COLORADO 80237
                            TELEPHONE: (303) 850-7373
 (Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the persons filing statement)


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


ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Hallwood Energy Corporation (the "Company"). The address of the principal executive offices of the Company is 4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. The title of the class of equity securities to which this Statement relates are the shares of the common stock, par value $.50 per share, of the Company (the "Shares").


ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer made by The Hallwood Group Incorporated, a corporation organized under the laws of Delaware ("Purchaser"), to purchase all outstanding Shares not currently beneficially owned directly or indirectly by the Purchaser at a price of $19.50 per Share (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as exhibits hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on October 15, 1996. The address of the principal executive offices of the Purchaser, as reported in the Schedule 14D-1, is 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

     The offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 9, 1996 (the "Merger Agreement"), among the Purchaser and the Company. The Merger Agreement provides that, among other things, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, the Company will be merged ("Merger") into the Purchaser. Following consummation of the Merger, the Purchaser will continue as the surviving corporation. Upon consummation of the Merger ("Effective Time"), each then outstanding Share not owned by the Purchaser (other than Shares held by stockholders of the Company who have properly exercised any appraisal rights they may have in accordance with Article 5 of the Texas Business Corporation Act ("TBCA")) will be converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer.


ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement are set forth in Item 1 above.

     (b) Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements or understandings (other than in the ordinary course of business), or any potential or actual conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

Interests of the Special Committee

     On June 7, 1996, the Board of Directors of the Company (the "Board" or "Board of Directors") created a special committee comprised of those directors of the Company who are neither officers or directors of the Purchaser nor officers of the Company (the "Special Committee") to evaluate strategic alternatives for the Company. The members of the Special Committee are Messrs. Sebastian, Holinger and Collins.

Interests of Certain Persons

     The Purchaser already owns approximately 81.6% of the outstanding Shares and, after the consummation of the Offer, it is expected that the Chairman of the Board of the Company will continue to serve on the board of directors of the Purchaser and that the President and Chief Executive Officer of the Company will continue to be officers of the Purchaser. Three of the six members of the Board are also members of the board of directors of the Purchaser or are officers of the Purchaser. In addition, the law firm of Jenkens & Gilchrist, a Professional Corporation, has provided legal services on an on-going basis to both the Purchaser and the Company. Jenkens & Gilchrist are acting as legal counsel to the Purchaser in connection with the Offer, the Merger and the other transactions contemplated therein.

     The following table sets forth the number of Shares owned beneficially as of October 8, 1996 by (i) each director and executive officer of the Company who owns Shares and (ii) the directors and executive officers of the Company as a group. Mr. Guzzetti has sole voting and investment power with respect to the shares reported. Mr. Guzzetti currently intends to tender his Shares in the Offer.

                                                Amount
            Name and Address                 Beneficially        Percent of
           of Beneficial Owner                   Owned          Common Stock

William L. Guzzetti, President                    285                 *
All directors and executive officers
as a group (nine individuals)                     285                 *

         *  Represents less than 1% of the outstanding Shares.

     The table above does not include the 633,917 Shares held by the Purchaser (81.6% of all outstanding Shares) of which Mr. Gumbiner is Chairman and Chief Executive Officer and Mr. Troup is President and a director. Messrs. Gumbiner and Troup are Directors of the Company, and Mr. Gumbiner is Chief Executive Officer of the Company.

     The Company is general partner of HEP. Mr. Guzzetti owns 100 Class A Units of limited partner interest and six Class C Units (less than .01% of each class) and currently exercisable options to acquire 42,500 Class A Units (less than 1%, assuming exercise of the options) of HEP. Mr. Sebastian owns 400 Class A Units and 26 Class C Units (less than .01% of each class) of HEP. Mr. Troup owns currently exercisable options to acquire 56,666 Class A Units (less than 1%, assuming exercise of the options) of HEP, and Mr. Gumbiner owns currently exercisable options to acquire 85,000 Class A Units (less than 1%, assuming exercise of the options) of HEP. No other director of the Company owns Units of HEP. Executive officers of the Company, including Messrs. Gumbiner and Guzzetti, own 403 Class A Units and 26 Class C Units and currently exercisable options to purchase 201,166 Class A Units (2%, assuming exercise of the options) of HEP.

     The Merger Agreement provides for the indemnification of the current and former directors and officers of the Company from and after the Effective Time (as defined below), and the maintenance of a policy of directors' and officers' liability insurance for a period of six years after the Effective Time. See "The Merger Agreement--Certain of the Covenants of the Company and the Purchaser" below. The directors, officers and employees of the Company may be indemnified against certain actions, claims and liabilities pursuant to the Company's By-Laws.

Indemnification

     The Company's Articles of Incorporation contain provisions which state that no director shall be liable to the Company or its stockholders for monetary damages with respect to claims by the Company or the stockholders for an act or omission in the director's capacity as a director. The provisions do not limit director liability for monetary damages for (a) any breach of the director's duty of loyalty to the Company or its stockholders, (b) acts or omissions not in


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good faith or which involve  intentional  misconduct  or a knowing  violation of law, (c) an act related to unlawful stock repurchase or payment of dividend, (d) any transaction from which the director derived an improper personal benefit, or
(e) an act or omission for which liability of the director is expressly provided for by statute.

     The Company, its directors and its officers are covered under a Directors and Officers Insurance Policy (the "D&O Insurance") effective for the period from August 1, 1996 to July 31, 1997. Pursuant to the policy, the insurer agreed
(1) to pay on behalf of the Company's directors and officers loss from certain claims arising from such directors' or officers' wrongful acts, except for any loss which the Company pays to or on behalf of such directors or officers as indemnification and (2) to reimburse the Company for loss from certain claims which the Company pays to or on behalf of the directors or officers as indemnification.

Contracts and Transactions between the Company and the Purchaser.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers or affiliates are described at pages 6 through 8 of the Company's Proxy Statement dated March 31, 1996 relating to its 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). A copy of the 1996 Proxy Statement is attached as an exhibit hereto and the portions thereof referred to herein are incorporated herein by reference.

     The Purchaser currently owns approximately 81.6% of the outstanding Shares and, therefore, has the ability to control the Company through the election of a majority of the Board and voting at meeting of stockholders. Three of the six members of the Board also serve as directors and/or officers of the Purchaser.

Share Repurchases.

     During the period from January 1, 1994 to the date of this Offer to Purchase, the Purchaser purchased an aggregate of 37,312 Shares for a total consideration of $615,621, with per Share prices ranging from $15.00 to $16.50, and the Company purchased an aggregate of 163,912 Shares for a total consideration of $2,388,335, with per share prices ranging from $11.36 to $20.50 (assuming that certain purchases of shares of the Company's Series D preferred stock are treated on an as-converted basis). The average purchase price paid during each quarterly period since January 1, 1994 is as follows:


                                Average Purchase
Fiscal Year Ending                                           Price Paid

December 31, 1994
   First Quarter.....................................          $   na
   Second Quarter....................................              na
   Third Quarter.....................................              na
   Fourth Quarter....................................              na
December 31, 1995
   First Quarter.....................................          $  11.36
   Second Quarter....................................             11.48
   Third Quarter.....................................             20.50
   Fourth Quarter....................................             16.50
December 31, 1996
   First Quarter.....................................          $   na
   Second Quarter....................................             10.50
   Third Quarter.....................................              na

     In addition in October 1994, the Purchaser exchanged 356,000 Shares for the same number of shares of Series E preferred stock ("Series E Stock") of the Company that had rights identical to the Shares except that the Series E Stock had no rights to vote in the election of directors. In December 1995, the Purchaser converted all of its Series E Stock into the same number of Shares, as permitted by the terms of the Series E Stock.

The Merger Agreement.

     The following is a description of certain provisions of the Merger Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto.

     The Offer. Pursuant to the Merger Agreement, Purchaser is obligated to commence the Offer no later than five business days following the date of the Merger Agreement. The Merger Agreement provides that the obligation of Purchaser to consummate the Offer and to accept for payment and purchase the Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in the Merger Agreement, which are described below under the caption "The Merger Agreement--Conditions to the Offer." Subject to the terms and conditions of the Offer, Purchaser will promptly pay for all Shares duly tendered that it is obligated to purchase thereunder. The Board of Directors and a majority of the members of the Special Committee shall recommend acceptance of the Offer to its stockholders in a Solicitation/Recommendation Statement on Schedule 14D-9, as such statement may be amended or supplemented from time to time, to be filed with the Commission upon commencement of the Offer; provided, however, that if the Board of Directors or the Special Committee determines that its fiduciary duties require it to amend or withdraw its recommendation, such amendment or withdrawal shall not constitute a breach of the Merger Agreement. Purchaser will not without the prior written consent of the Company and the Special Committee decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or change the conditions to the Offer. Purchaser shall not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date of the Offer the conditions to the Offer set forth below have not been satisfied or waived.

     Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, the Purchaser shall not be obligated to accept for payment any Shares or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) or pay for, and may delay the acceptance for payment of or payment for, any tendered Shares unless there have been validly tendered and not withdrawn prior to the expiration date of the Offer a majority of the Shares not currently owned by the Purchaser which, together with any Shares currently beneficially owned directly or indirectly by the Purchaser, also constitutes at least 90% of the total Shares outstanding and issuable as of the date the Shares are accepted for payment pursuant to the Offer (the "Minimum Tender Condition"), or if on or after October 9, 1996, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

     (a) there shall be any statute, rule, regulation, judgment, injunction or other order, enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger or any other action shall have been taken by any government, legislative body, court or governmental, regulatory or administrative agency, authority, tribunal or commission, domestic, supranational or foreign (each, a "Governmental Entity"), or any other person, domestic, supranational or foreign
(i)  challenging the legality of the acquisition by the Purchaser of the Shares;
(ii) restraining, delaying or prohibiting the making or consummation of the Offer or the Merger or obtaining from the Company or the Purchaser any damages in connection therewith; (iii) relating to assets of, or prohibiting or limiting the ownership or operation by the Purchaser of all or any portion of the business or assets of, the Company or the Purchaser (including the business or assets of their respective affiliates and subsidiaries) or imposing any limitation on the ability of the Purchaser to conduct such business or own such assets; (iv) imposing limitations on the ability of the Purchaser (or any affiliate of the Purchaser) to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company or (v) having a substantial likelihood of any of the foregoing.

     (b) there shall have occurred and be continuing (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or
(ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

     (c) the Company shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement which breach or failure shall not have been cured within the earlier of 30 days or the time for any payment causing such breach or failure, if curable, or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

     (d) any change, including, without limitation, any change arising out of or related to any natural disaster, shall have occurred or been threatened or become known (or any condition, event or development shall have occurred or been threatened or become known involving a prospective change) in the business, properties, assets, liabilities, condition (financial or otherwise), or results of operations of the Company or any of its subsidiaries that could reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole;

     (e) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be made or obtained by the Company, the Purchaser or any stockholder of the Purchaser with or from any Governmental Entity in connection with the Offer and the Merger shall not have been made or obtained except where the failure to make or to obtain, as the case may be, such consents, registrations, approvals, permits, authorizations, notices, reports or other filings could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole;

     (f) the Special Committee of the Board of Directors shall have adversely amended or modified or shall have withdrawn its recommendation of the Offer or the Merger, or shall have failed to reconfirm publicly such recommendation upon request by the Purchaser, or shall have resolved to do any of the foregoing; or

     (g) the Agreement shall have been terminated in accordance with its terms or Purchaser shall have reached an agreement or understanding with the Special Committee providing for termination of the Offer which, in the reasonable judgment of the Purchaser with respect to each and every matter referred to above, and regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser) giving rise to any such conditions or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion, other than the Minimum Tender Condition, which the Purchaser may waive only with the consent of the Special Committee. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described above will be final and binding on all holders of the Shares.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Texas and make all other filings or recordings required by the Delaware General Corporation Law ("DGCL") and the TBCA in connection with the Merger, the Company shall merge with and into the Purchaser in accordance with the DGCL. The Merger shall become effective on the date on which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and Texas Articles of Merger have been duly filed with the Secretary of State of the State of Texas (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Company will cease, and the Purchaser will be the Surviving Corporation (as defined in the Merger Agreement).

     At the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or any other direct or indirect subsidiary of the Purchaser (collectively, the "Purchaser Companies") or Shares that are owned by the Company or any direct or indirect subsidiary of the Company or Shares ("Dissenting Shares") which are held by stockholders ("Dissenting Stockholders") properly exercising appraisal rights pursuant to Articles 5.11 and 5.12 of the TBCA, if applicable (collectively, "Excluded Shares")) shall be converted into the right to receive, without interest, an amount in cash (the "Merger Consideration") equal to $19.50 or such greater amount which may be paid pursuant to the Offer and (ii) all Shares, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and returned and shall cease to exist, and each holder of a certificate representing any such Shares (other than Excluded Shares) shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such certificate in accordance with the Merger Agreement or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Article 5.12 of the TBCA. At the Effective Time, each Share issued and outstanding at the Effective Time and owned by any of the Purchaser Companies or held in the Company's treasury or owned by the Company or any direct or indirect subsidiary of the Company shall cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

     The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such shares will be entitled to receive payment of the "fair value" of such Shares held by them in accordance with the provisions of Article 5.12 of the TBCA, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw or lose their rights to dissent will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

     The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation and the By-Laws of the Purchaser in effect at the Effective Time will be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

     The Merger Agreement provides that in the event that the Purchaser or any subsidiary of the Purchaser shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser and the Company have agreed, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL and Article 5.16 of the TBCA.

     The Merger Agreement provides that the directors and officers of the Purchaser as of the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until the earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

     Certain of the Covenants of the Company and the Purchaser. The Company has agreed that, prior to the Effective Time (unless the Purchaser shall otherwise agree in writing and except as otherwise expressly contemplated by the Merger Agreement), the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, each of the Company and its subsidiaries have agreed to use its best efforts to preserve its business organization intact

(including maintaining all of its Permits (as defined in the Merger Agreement)) and to maintain its existing relations with customers, suppliers, employees and business associates and it shall take no action that would adversely affect the ability of the parties to consummate promptly the transactions contemplated by the Merger Agreement.

     Pursuant to the Merger Agreement, if required following termination of the Offer, the Company will take all action necessary to convene a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the Merger. The Company has agreed that the Board, subject to their fiduciary requirements of applicable law, shall recommend such approval and that the Company shall take all lawful action to solicit such approval. The Purchaser has agreed to vote all Shares then owned by the Purchaser Companies (including all Shares currently owned by the Purchaser Companies) in favor of the Merger Agreement.

     The Purchaser and the Company have each agreed in the Merger Agreement, subject to the terms and conditions provided therein, to make promptly their respective Regulatory Filings and Purchaser Regulatory Filings (as each term is defined therein) and thereafter to make any other required submissions with respect to the Offer and the Merger and to use their respective best efforts to take promptly, or cause to be taken promptly, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable.

     The Purchaser and the Company have agreed that from and after the Effective Time, the Surviving Corporation and the Purchaser will indemnify and hold harmless each present and former director and/or officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company or any subsidiary of the Company prior to the Effective Time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Effective Time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement pursuant to the Merger Agreement, losses, claims, damages or liabilities (collectively, "Costs") reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Texas law. The Surviving Corporation and the Purchaser shall also advance expenses (including attorneys' fees), as incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

     Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated to pay for only one firm or counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest,
(ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent will not be unreasonably withheld; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits, with any aspect of "fault" otherwise allocable to the Company being allocated to the Surviving Corporation.

     If a claim for indemnification or advancement is not paid in full by the Surviving Corporation within thirty days after a written claim therefor has been received by the Surviving Corporation, the Indemnified Party may any time thereafter bring suit against the Surviving Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such claims.

     Neither the failure of the Surviving Corporation (including its Boards of Directors, independent local counsel or shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Surviving Corporation (including its Boards of Directors, independent legal counsel, or shareholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

     In addition, for a period of six years after the Effective Time, the Surviving Corporation agreed to maintain the Company's existing officers' and directors' liability insurance or equivalent liability insurance ("D&O Insurance") providing to the individuals who are directors of the Company substantially the same coverage as is currently provided to the directors of the Company, so long as the annual premium therefor is not in excess of 125% of the last annual premium paid by the Surviving Corporation prior to the date of the Merger Agreement (the "Current Premium"). If the Surviving Corporation determines that it is unable to maintain the existing or equivalent D&O Insurance that includes coverage for those persons who are directors and officers of the Company as of the Effective Time, for a premium not in excess of 125% of the Current Premium, but maintains D&O Insurance for persons who are directors and officers of the Surviving Corporation, then, for the six-year period after the Effective Time, the Surviving Corporation will provide D&O Insurance for those persons who are currently directors and officers of the Company on the same basis as the Surviving Corporation maintains D&O Insurance for persons who are then directors and officers of the Surviving Corporation. If the existing D&O Insurance expires, is terminated or canceled during the six-year period after the Effective Time and the Surviving Corporation does not then maintain D&O Insurance for persons who are directors and officers of the Surviving Corporation, the Surviving Corporation will use its reasonable best efforts to obtain D&O Insurance providing for such period at least $2,000,000 of coverage for those persons who are directors or officers of the Company at the Effective Time.

     If any takeover statute shall become applicable to the Merger, the Offer or the other transactions contemplated pursuant to the Merger Agreement, the Company has agreed in the Merger Agreement that the Company and the members of the Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated pursuant to the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

     The Company and the Purchaser each have agreed in the Merger Agreement to use (and cause its subsidiaries to use) its best efforts to cause the conditions set forth in Article VIII of the Merger Agreement to be satisfied and to consummate the Merger and the other transactions contemplated by the Merger Agreement. The Company further agreed to use (and to cause its subsidiaries to use) its best efforts (including providing information and communication) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts and to obtain as promptly as practicable all necessary approvals, authorizations and consents of Governmental Entities (including applicable insurance regulators) required to be obtained in order to consummate the transactions contemplated by the Merger Agreement, and each of the parties to the Merger Agreement agree to cooperate with the others in obtaining all such consents, waivers, approvals and authorizations.

     In the Merger Agreement, the Purchaser agreed to vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares (including all Shares currently owned) beneficially owned by it or any of its subsidiaries or with respect to which it or any of its subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of the Merger Agreement at any meeting of stockholders of the Company, at which the Merger Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

     In the Merger Agreement, the Purchaser and the Company agreed that no amendment to the Certificate of Incorporation or By-Laws of the Surviving Corporation shall reduce in any way the elimination of personal liability of directors of the Company contained therein or adversely affect any existing right of any director or officer (or former director or officer) to be indemnified with respect to acts, omissions or events occurring prior to the Effective Time.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including among others, representations as to corporate organization and qualification, capitalization, corporate authority, no violation of charter or by-laws, debt instruments or material agreements of the Company or applicable law resulting from the transaction, accuracy of the Company's public filings, including financial statements, absence of any material adverse change in the Company's business and absence of undisclosed liabilities.

     Conditions to Certain Obligations. The respective obligations of the Company and the Purchaser to consummate the Merger are subject to the fulfillment of the following conditions: (i) in the event of a Company stockholder meeting upon termination of the Offer to vote for the approval of the Merger Agreement and the Merger, the Merger Agreement shall have been duly approved by the holders of a majority of the Shares, in accordance with applicable law and the Articles of Incorporation and By-Laws of the Company;
(ii) the Purchaser (or one of the Purchaser Companies) shall have purchased Shares pursuant to the Offer; (iii) no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger; (iv) the Company shall have obtained the consent of its principal lender to the Merger or the Purchaser shall have obtained a refinancing of such obligation on terms satisfactory to the Purchaser in its sole discretion; and (v) the Minimum Tender Condition shall have been satisfied and none of the events listed in "Conditions to the Offer" above shall have occurred.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned (i) at any time prior to the Effective Time, before or after the approval by holders of Shares, by the mutual consent of the Purchaser and the Company, by action of their respective boards of directors; (ii) by action of the board of directors of either the Purchaser or the Company if (a) the Purchaser or any Purchaser Company, shall have terminated the Offer without purchasing any Shares pursuant thereto, provided, in the case of termination of the Merger Agreement by the Purchaser, such termination of the Offer is not in violation of the terms of the Offer, or (b) without fault of the terminating party, the Merger shall not have been consummated by December 31, 1996, whether or not such date is before or after the approval by holders of Shares; (iii) at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the board of directors of the Purchaser, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination, or (b) the Board of Directors or the Special Committee shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors or the Special Committee, upon request by the Purchaser, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing; (iv) at any time prior to the Effective Time, before or after the approval by holders of Shares by action of the Board of Directors, if the Purchaser (a) shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Purchaser at or prior to such date of termination or (b) shall have failed to commence the Offer within five days of the execution of the Merger Agreement.

     Payment of Expenses. Whether or not the Merger shall be consummated, the Company and the Purchaser shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Merger.

     Modification or Amendment. Subject to the applicable provisions of the DGCL or the TBCA, at any time prior to the Effective Time, the Company and the Purchaser may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     Waiver of Conditions. The conditions to each of the Company's or the Purchaser's obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

Background of the Offer and the Merger.

     On June 7, 1996, the Board appointed a Special Committee, composed of Messrs. Sebastian, Holinger and Collins, to assess strategic alternatives for enhancing the value of Shares not held by the Purchaser. Also, on June 7, 1996, the Company issued a press release announcing the formation of the Special Committee. After consideration of possible counsel and financial advisers for the Special Committee, at a meeting of the Special Committee held on June 21, 1996 the Special Committee determined to engage Donohoe, Jameson & Carroll, P.C. as its outside legal counsel and Principal Financial Securities, Inc. ("Principal") as its financial advisor. Principal was instructed to evaluate strategic alternatives for the Company.

     At a meeting of the Special Committee on August 8, 1996, after reviewing information provided by management of the Company and meeting with members of the Company's management, Principal presented its preliminary analyses of various strategic options available to the Company and its stockholders, including public offerings of equity securities, growth through acquisitions, divestitures of certain assets of the Company, the acquisition of all of the Shares by the Purchaser, and the sale of the entire Company to a third party. Principal analyzed both the benefits and the costs to the minority stockholders and the tax effects of each of the strategic options. In connection with its analysis, Principal preliminarily valued the Company at $15.38 to $17.14 per Share. Based upon the preliminary analyses provided by Principal and the discussions had by the Special Committee to such date, the Special Committee determined at that meeting that the most viable strategic alternatives were to sell the entire Company to a third party or to seek an offer from the Purchaser for those Shares not currently held by the Purchaser. The Special Committee directed Mr. Holinger to contact the Purchaser regarding these two alternatives.

     Mr. Holinger contacted representatives of the Purchaser on August 10, 1996. In Mr. Holinger's discussions with the Purchaser, the Purchaser indicated that it had no desire to participate in the sale of the Company to a third party. Therefore, Mr. Holinger, as instructed by the Special Committee, asked if the Purchaser would be willing to make an offer to acquire all of the Shares not currently held by the Purchaser. After discussion among management of the Purchaser, on August 13, 1996, the Purchaser determined to make a proposal to the Company to acquire the Shares not owned by the Purchaser at a price of $17.50 per Share and sent the following letter to the Special Committee:

                                                      August 13, 1996


Special Committee of the Board of Directors
Hallwood Energy Corporation
3710 Rawlins
Suite 1500
Dallas, Texas  75219

Gentlemen:

         This letter is in response to your request for a specific proposal from The Hallwood Group Incorporated ("HWG") with respect to the acquisition of the shares of Hallwood Energy Corporation ("HEC") not currently held by HWG (the "Minority Shares"). We are prepared in principal to purchase the Minority Shares on the terms described below. If accepted by the Special Committee, this offer is intended to be, and will not be legally binding until, embodied in a legally binding definitive agreement (the "Agreement") executed by all parties and which will be subject to the approval of the boards of directors of both parties and the Special Committee of HEC. Our offer is as follows:

     1. HEC will merge with HWG. The price paid will be $17.50 cash per share for each share of HEC Common Stock not held by HWG.

     2. The Agreement will contain customary warranties, representations and covenants usual to transactions of this type.

     3. The Closing of the transaction will be subject to the satisfaction of the following conditions:

     (a) The receipt by HEC of an opinion of an investment banker selected by the Special Committee that the terms of the transaction are fair, from a financial point of view, to the holders of the Minority Shares.

     (b) The approval of the transaction by a majority of the shareholders of HEC other than HWG.

     (c) The receipt of all required approvals of federal and state governmental agencies and boards and of all other necessary consents and authorizations.

     (d) There shall have been no material adverse change in the business, consolidated earnings or consolidated net worth of HEC, its subsidiaries or Hallwood Energy Partners, L.P.

     (e) No action, proceeding or claim shall be pending to prevent consummation or seek damages by reason of the transaction; no governmental authority shall be then claiming that the transaction constitutes a violation of law.

     (f)  All  warranties,   representations  and  covenants  contained  in  the
     Agreement shall continue to be true and correct in all material respects as of the day of closing.

     4. It is understood that the Agreement will contain many of the other terms and conditions which will have to be negotiated and agreed to before the Agreement can be finalized. Until the Agreement is finalized, approved by the respective Boards of Directors and by the Special Committee (which approval shall be in the sole subjective discretion of each of them) and properly executed, neither party shall have any legally binding obligation to the other.

     If the terms outlined in this letter are satisfactory, we can proceed immediately with the preparation of a definitive agreement embodying these terms. If we can provide any additional information, please let me know.

                                    Sincerely,

                                    THE HALLWOOD GROUP INCORPORATED
                                    /s/ Melvin J. Melle, Vice President

     Upon receipt of this letter, the Special Committee instructed Principal to evaluate the Purchaser's proposal.

     Principal distributed its evaluation materials to the Special Committee on August 28, 1996. The Special Committee held a meeting on August 30, 1996 to discuss Principal's evaluation materials and the Purchaser's offer. The Special Committee noted that Principal's valuation of the Shares had increased, based upon various factors described below, from Principal's previous valuation. The Special Committee determined that it would be appropriate to pursue a transaction in which the Purchaser would offer to purchase the Shares currently held by the minority stockholders. The Special Committee further concluded that, based upon all of the foregoing, it would seek a price of $19.50 per Share for any such transaction, while acknowledging that if the Special Committee were not able to obtain that price, such a transaction might still be in the best interest of the minority stockholders. The Special Committee directed Mr. Sebastian to contact Mr. Guzzetti, Executive Vice President of the Purchaser. Mr. Sebastian was directed to propose a counter-offer of a transaction at $19.50 per Share.

     Mr. Sebastian communicated the Special Committee's counter-offer to Mr. Guzzetti on August 30, 1996. Representatives of the Purchaser met that day to consider the counter-offer. On the evening of August 30, 1996, Mr. Guzzetti communicated to Mr. Sebastian that the counter-offer of $19.50 per Share appeared to be acceptable to the Purchaser. Mr. Sebastian reported this to the Special Committee on September 3, 1996.

     On September 4, 1996, the Board of Directors of the Company held a regularly scheduled meeting at which the Special Committee recommended to the Board of Directors that a combination of the Company with the Purchaser in which the minority stockholders of the Company would receive $19.50 per Share be approved in principal by the Board of Directors. Upon receiving this recommendation, the Board of Directors of the Company approved a transaction as recommended by the Special Committee, subject to the preparation, negotiation and execution of a definitive agreement embodying the terms of the transaction and the approval by the Special Committee, the Board of Directors and the board of directors of the Purchaser of the definitive agreement. On September 6, 1996, the board of directors of the Purchaser approved in principle the transaction recommended by the Special Committee of the Company, subject to the preparation, negotiation and execution of a definitive agreement by the parties and approval of the definitive agreement by the boards of directors of the Company and the Purchaser.

     On September 9, 1996, the Company and the Purchaser issued a joint press release announcing an agreement in principal regarding a combination of the two entities, as follows:

         The Hallwood Group Incorporated (NYSE:HWG) and Hallwood Energy Corporation (NMS:HWEC) announced today that the Board of Directors of Hallwood Energy, upon the recommendation of the previously appointed special committee of independent directors, has accepted in principle the offer of Hallwood Group to effect a combination of Hallwood Energy and Hallwood Group in which the minority shareholders of Hallwood Energy would receive cash in the amount of $19.50 per share for each share of Hallwood Energy they hold as of the record date. The agreement is subject to, among other things, the determination of the structure of the combination and the execution by both companies of a definitive agreement.

         Hallwood Group owns approximately 82% of the issued and outstanding stock of Hallwood Energy. It is anticipated that the completion of the transaction will be conditioned on the approval of the holders of a majority of the shares of Hallwood Energy not currently held by Hallwood Group. It is the intention of the companies to complete the transaction before the end of the year.

     On September 5, 1996, counsel for the Purchaser distributed a draft of the Merger Agreement to counsel for the Special Committee. After receiving comments to the Merger Agreement from the Special Committee's counsel on September 13, 1996, the Purchaser's counsel distributed a revised draft of the Merger Agreement to the Special Committee's counsel on September 17, 1996.

     After receiving further comments to the Merger Agreement from the Special Committee's counsel and from the general counsel of the Company on September 18, 1996, the Purchaser's counsel distributed a revised draft of the Merger Agreement to the Special Committee's counsel on September 19, 1996. The Purchaser's counsel distributed revised indemnification provisions of the Merger Agreement to the Special Committee's counsel on September 30, 1996.

     On September 30, 1996, the Special Committee's counsel, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss the timing of certain items related to the Offer and the Merger. On October 1, 1996, the Special Committee's counsel, Principal, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss comments to the Offer to Purchase and the other documents related to the Offer. Counsel for the Purchaser distributed revised drafts of such documents on October 1, 1996.

     On October 4, 1996, the Special Committee's counsel, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss the timing of certain items related to the Offer and the Merger and to discuss comments to the Offer to Purchase and the other documents related to the Offer. Counsel for the Purchaser distributed revised drafts of these documents on October 4, 1996.

     On October 9, 1996, the Special Committee and its legal and financial advisors met to discuss the Offer and the Merger. At that meeting, the Special Committee discussed several remaining outstanding issues on the draft Merger Agreement and Offer. At that meeting of the Special Committee, Principal delivered its written opinion to the Special Committee that the consideration to be received by the holders of Shares (other than the Purchaser) is fair to such holders from a financial point of view as of such date. The Special Committee unanimously approved, subject to certain changes being made, each of the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that the stockholders of the Company tender their Shares and that the Board of Directors of the Company approve the same. After that meeting of the Special Committee, a meeting was convened of the members of the Special Committee, their counsel, representatives of the Purchaser, its counsel and the general counsel of the Company. At that meeting the remaining issues were resolved to the satisfaction of each of the members of the Special Committee. Immediately thereafter, the Board of Directors of the Company met. After receiving a report from the Special Committee on its deliberations and a recommendation from the Special Committee that the Board of Directors approve the Merger Agreement, the Offer and the Merger, the Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The board of directors of the Purchaser approved the Merger Agreement, the Offer and the Merger by unanimous written consent dated October 9, 1996. A copy of the Merger Agreement has been filed as an exhibit to this Schedule 14D-9 and the Merger Agreement is summarized above.

     The Merger Agreement was executed by the parties thereto as of October 9, 1996, and the transaction was publicly announced on October 10, 1996.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Special Committee and the Board.

     On October 9, 1996, the Special Committee determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company and determined to recommend that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer. At a meeting held on October 9, 1996, the Board unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined to recommend that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     Copies of a letter to stockholders communicating the Board's determination and recommendation and of a press release relating thereto are filed as exhibits hereto and are incorporated herein by reference.

     (b) Reasons for the Board's Recommendation; Opinion of Financial Advisor.

     Reasons for Recommendation.

     The Special Committee received presentations from, and reviewed the Offer and the Merger with, senior management of the Company, counsel for the Special Committee and the Special Committee's financial advisor, Principal. The Special Committee, in determining whether to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, considered a number of factors, including, but not limited to, the following:

                  (i) The belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the oil and gas industry, that the consideration to be received by the Company's stockholders in the Offer and Merger fairly reflects the Company's value.

                  (ii) The verbal presentation made by Principal at a meeting held on August 30, 1996 as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger, including, but not limited to, a review of (A) the business prospects and financial condition of the Company, (B) historical business information and financial results of the Company, (C) nonpublic financial and operating results of the Company, (D) financial projections and budgets prepared by the Company's management, (E) information obtained from meetings with senior management of the Company, (F) the trading range and volume history of the Shares, (G) public financial information of comparable companies and (H) public information of comparable acquisitions.

                  (iii) The opinion of Principal that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders (other than the Purchaser) from a financial point of view. In considering Principal's opinion, the Board was aware that Principal is entitled to a fee in accordance with the terms of its engagement described below.

                  (iv) The relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Shares. The Special Committee considered as favorable to its determination the fact that the $19.50 per Share price to be paid in the Offer and the Merger represents a premium of approximately 81% over the $10.75 price at which the Shares had traded most recently before September 8, 1996, the last trading day before the public announcement of the proposed transaction.

                  (v) The recognition that, following consummation of the Offer and the Merger, the current Stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Board and the Special Committee concluded, however, that this consideration did not justify forgoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

                  (vi) The fact that the terms of the Offer, and the increase in the consideration offered to the minority stockholders from $17.50 per Share to $19.50 per Share, were determined through arm's-length negotiations with the Purchaser by the Special Committee and its financial and legal advisors, all of whom are unaffiliated with the Purchaser, and the judgment of the Special Committee and Principal that, based upon the negotiations that transpired, a price higher than $19.50 per Share could not likely be obtained and that further negotiations with the Purchaser could cause the Purchaser to abandon the Offer, with the resulting possibility that the market price for the Shares could remain substantially below $19.50, and possibly $17.50, per Share, or to commence a tender offer without the involvement of the Special Committee at a price less than $19.50 per Share.

                  (vii) The Purchaser's  ownership of approximately 81.6% of the currently outstanding Shares and the effects of such ownership on the alternatives available to the Company, the response given by the Purchaser to the Special Committee that the Purchaser had no desire to participate in the sale of the Company to a third party and the fact that, as a practical matter, no strategic alternative could be effected without the support of the Purchaser; and the consequences of continuing to operate the Company as a majority-owned subsidiary of the Purchaser.

                  (viii) The terms and conditions of the Merger Agreement, the fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that the Purchaser has the financial resources to consummate the Offer and the Merger expeditiously.

                  (ix) The fact that the consideration to be paid to the Company's minority stockholders in the Offer and the Merger is all cash.

                  (x) The fact that the Offer and the Merger have been structured to include a first-step cash tender offer for any and all outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $19.50 per Share in cash, and the fact that any minority stockholders who do not tender their Shares or properly exercise appraisal rights will receive the same price per Share in the subsequent Merger.

                  (xi) The fact that, while no appraisal rights are available to stockholders as a result of the Offer, stockholders who do not tender pursuant to the Offer may have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the TBCA.

         The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company enter into the Merger Agreement. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its respective conclusions. The Special Committee also considered the possible conflicts of interest of certain directors and members of management of both the Company and the Purchaser discussed in "Item 3(b) -- Interests of Certain Persons" of this Schedule 14D-9. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify the specific factors considered in making its determination, although the Special Committee did place a special emphasis on the opinion and analysis of Principal which was based on its analyses as outlined below.

         The Special Committee and the Board did not attempt to solicit competing acquisition proposals because they believed that the absence of any "break-up" fee or other "lock-up" provisions in the Merger Agreement and the freedom of the Board to consider any transaction proposed by a third party after the signing of the Merger Agreement meant that a third party interested in submitting a competing bid is free to do so despite the execution of the Merger Agreement. To date, the Company has received no inquiries whatsoever regarding a possible competing bid. Furthermore, the Board considered that, given the Purchaser's beneficial ownership of approximately 81.6% of the outstanding
Shares, no acquisition could be approved by the stockholders without the affirmative vote of the Purchaser and that, if any other acquisition proposal were presented to the stockholders, the Purchaser could prevent the approval of any such proposal by exercising its right to vote against any such proposal.

         The Board of Directors of the Company, three of the six members of which were members of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby after receiving a report from the Special

Committee on its deliberations and recommendation. In reaching this decision, the Board of Directors principally considered the recommendation of the Committee and the Board's familiarity with the Company's business, the Company's current financial condition and results of operations and future prospects, and current and anticipated developments in the Company's industry. The Board also noted that the price offered by the Purchaser was within the range of value estimates contained in the Petroleum Industry Profiles, published by Kirkpatrick Energy Associates, Inc. in July 1996, a collection of analytical reports covering 111 publicly held independent producers, which estimated that the pre-tax asset liquidation value per primary common share of the Company at December 31, 1995 ranged from $11.84 to $29.46 per share, based on varying assumptions of prices and discount rates, with an "expected value" of $20.69 per share. The Board did not endorse any of the specific assumptions or conclusions contained in the Petroleum Industry Profiles, however, and believed that Principal's analysis was more thorough and took into account certain information specific to the Company and not available to Kirkpatrick Energy Associates, Inc. Additionally, the Board of Directors acknowledged that the Company had recently received a letter from an attorney purporting to represent a shareholder of the Company requesting certain information. In the letter, the attorney states his client's belief that the price to be offered in the transaction may not be the fair value of the Company's Shares, noting the Company's purchase of 58,000 Shares at $21.50 per Share in 1995; asserting that 1996 earnings per Share could approach $3.00, purportedly implying a per Share value of $27.00; and estimating the Company's liquidation value at $30.00 per Share. Accordingly, the attorney requested the opportunity to review the report of Principal, minutes of various meetings of the Special Committee and the Board, and shareholder lists of the Company. The Board concluded that Principal's analysis of the Company thoroughly addressed each of the valuation issues raised by the attorney.

Opinion of Financial Advisor.

         On October 9, 1996, Principal delivered its opinion to the Special Committee to the effect that the consideration to be paid to the holders of Shares pursuant to the Merger Agreement is fair to such holders (other than the Purchaser) from a financial point of view as of the date thereof. A copy of Principal's opinion is attached hereto. The summary of the opinion set forth herein is qualified in its entirety by such opinion which is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Principal. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and the Purchaser and was not determined by Principal. In arriving at its opinion, Principal, among other things, (1) reviewed certain publicly available business and financial information relating to the Company; (2) reviewed the reported price and trading activity for the Shares; (3) reviewed certain internal financial information and other data provided to Principal by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company; (4) conducted discussions with members of the senior management of the Company; (5) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving other companies which Principal considered relevant; (6) reviewed publicly available financial and securities market data pertaining to certain publicly-held companies in the oil and gas industry; and (7) conducted such other financial studies, analyses and investigations, and considered such other information as Principal deemed necessary and appropriate. In reaching its opinion and conducting its analysis, Principal did not assume any responsibility for independent verification of any of the foregoing information and relied upon it being complete and accurate in all material respects. Principal was not requested to and did not make an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor were they furnished with any such evaluation or appraisal. Principal also assumed that all of the information, including the projections, provided to Principal by the Company's management was prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future of the financial performance of the Company and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition, Principal was not asked to and did not express any opinion as to the after-tax consequences of the sale of such Shares by the stockholders. Principal's opinion is based on economic, monetary and market conditions existing on the date thereof. In rendering their opinion, Principal did not render any opinion as to the value of the Company and did not make any recommendation to the stockholders with respect to the advisability of tendering their Shares. No limitations were imposed by the Special Committee, the Company or the Purchaser upon Principal with respect to the investigations made or the procedures followed by Principal in rendering its opinion, and the Company and the members of its management cooperated fully with Principal in connection with its investigation.

         In arriving at its opinion Principal used five separate analyses including discounted cash flow analysis, comparable reserve acquisitions analysis, comparable companies trading analysis, premiums that were paid to acquire residual share interests by a majority shareholder analysis, and book value per share analysis. The following describes each method in summary.

         Discounted Cash Flow ("DCF") Analysis - Principal performed a DCF analysis pursuant to the present value of the future after-tax cash flows of the Company's proved reserves as of June 30, 1996 based on reserve reports provided to Principal by the Company. In addition, representatives of Principal met with representatives of the Company's management to discuss the Company's current and projected operations. In developing its Discounted Cash Flow Analysis, Principal took the free cash flow (defined as net income plus non-cash expenses less required capital expenditures) that the Company was expected to generate throughout the life of the reserves (as presented to Principal in the reserve reports provided by the Company) and discounted the cash flows to a present value using a 10% discount rate. The assumed tax rate was 34% and taxes were calculated giving effect for net operating loss carryforwards and depletion carryforwards available to the Company. Principal then analyzed a subsequent acquisition that occurred after the June 30, 1996 reserve report and calculated a value based on management's base case economics presented to Principal by the Company. Finally, Principal added net working capital, estimated book value of other assets, the value of the Company's stock investment in its parent, and the book value of other noncurrent assets and subtracted the long-term liabilities of the Company. Based on these assumptions Principal calculated an approximate imputed equity value for the Company of $19.40 per Share.

         Comparable Reserve Acquisition Analysis - In calculating the relative value of the Company's oil and gas reserves, Principal examined comparable oil and gas reserve acquisition transactions that occurred during 1994, 1995 and the first quarter of 1996 in the Mid-Continent and Rocky Mountain regions of the United States as reported by John S. Herold, Inc., an independent petroleum research company that tracks such data. There were 51 such transactions that occurred during the aforementioned period with a mean purchase price of $4.37 per oil barrel of equivalent reserves. Principal applied a multiple range of $4.00 to $4.50 per oil barrel of equivalent to the Company's proved reserves as provided to Principal by the Company. Principal then adjusted the equity value ranges to account for certain assets and liabilities of the Company that were not included as part of such analysis. Based on this analysis, Principal calculated an approximate imputed equity value range for the Company of $18.15 to $20.06 per Share.

         Comparable Companies Trading Analysis - Under this method, Principal examined nine companies Principal believed to be comparable to the Company on various financial and operational parameters. The comparable companies included were Abraxas Petroleum, American Exploration, Bellwether Exploration Company, Columbus Energy, Lomak Petroleum, Maynard Oil, Prima Energy, Unit Corporation, and Wiser Oil (the "Comparable Companies"). With respect to the Comparable Companies, Principal analyzed, among other things, current market value multiples relative to proved reserves, operating cash flows, after-tax cash flows and the present value of after-tax cash flows as determined pursuant to the standards established by the Commission for discounting the present value of proved reserves. Principal then established trading multiple ranges for each data point based on Principal's analysis of the Comparable Companies and multiplied the Company's relative data (provided to Principal by the Company) by the corresponding multiple range to establish hypothetical relative values. Principal then averaged these implied relative market values. Based on this analysis, Principal calculated an approximate imputed equity value range for the Company of $18.68 to $22.72 per Share.

         Premiums Paid for Residual Interest Analysis - Under this method, Principal examined transactions whereby a majority shareholder acquired the residual interest it did not own in a company. According to Securities Data Company, Inc., an independent research company, from 1987 to June 1996 thirteen such transactions occurred in the oil and gas industry and one was pending with an average 30.6% premium paid over the trading price four weeks prior to announcement. Principal applied the 30.6% premium to the Company's average Bid/Ask trading price for the period from January 1, 1996 to August 27, 1996. Based on this analysis, Principal calculated an approximate imputed equity value for the Company of $15.14 per Share.

         Book Value per Share Analysis - Principal examined the book value per Share as it related to a premium or discount to the value per Share of the transaction. The book value as of June 30, 1996 (after giving effect for the acquisition that occurred subsequent to June 30, 1996) was $13.52 per Share.

         Principal calculated a Summary Reference Value Analysis which places individual weights on each of the five aforementioned analyses to generate a weighted average total. In general the analyses weighted most heavily are those that best reflect valuation criteria emphasized in the private acquisition market and the public trading market and include the Discounted Cash Flow Analysis, Comparable Reserve Acquisitions Analysis, and Comparable Companies Trading Analysis. Valuation parameters that are not direct indicators of market value were weighted less heavily and include Premiums Paid For Residual Interest Analysis and Book Value Per Share Analysis. A weighted average of the five analyses as of August 28, 1996, resulted in an imputed equity value range for the Company of $18.19 to $19.67 per Share.

         The summary set forth above does not purport to be a complete description of either Principal's analyses or presentations to the Special Committee. Principal believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Principal made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, the Purchaser, Principal and any other person assumes responsibility for their accuracy.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company has retained Principal as the Special Committee's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated July 17, 1996 ("Engagement Letter") between the Company and Principal. The Engagement Letter provides, among other things, that the Company will pay to Principal a fee equal to $65,000. In addition, the Company has agreed to reimburse Principal for its reasonable out-of-pocket expenses, including reasonable legal expenses, and to indemnify Principal against certain liabilities.

         The Special Committee selected Principal as its financial advisor because Principal is a recognized investment banking firm with emphasis in the oil and gas industry and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

         Neither the Company nor any person acting on its behalf intends currently to employ, retain or compensate any other person, other than current employees of Hallwood Petroleum, Inc. who will not receive any compensation in addition to their regular compensation, to make solicitations or recommendations to stockholders in connection with the Offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, directors, affiliate or subsidiary of the Company.

          (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as described in Item 3(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described under Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         None

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --  Offer to Purchase, dated October 15, 1996.
Exhibit 2  --  Letter of Transmittal.
Exhibit 3  --  Proxy Statement dated March 31, 1996 relating to the Company's
               1996 Annual Meeting of Stockholders.
Exhibit 4  --  Agreement and Plan of Merger, dated as of October 9, 1996 between the Company and the Purchaser.
Exhibit 5* --  Letter to Stockholders of the Company dated October 15, 1996.
Exhibit 6  --  Press Release issued by the Company and the Purchaser on October
               10, 1996.
Exhibit 7* --  Opinion of Principal Financial Securities, Inc. dated October 9,
               1996.
Exhibit 8  --  Engagement Letter, dated July 17, 1996, between the Principal and the Company.
Exhibit 9  --  Report of Principal to the Special Committee of the Board of
               Directors of the Company dated August 28, 1996.

 *       Included in copies of this Schedule 14D-9 mailed to stockholders.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           HALLWOOD ENERGY CORPORATION

Dated: October 15, 1996

                                     By:   /s/ William L. Guzzetti
                                        ------------------------------
                                               William L. Guzzetti
                                               President

                                  EXHIBIT INDEX


EXHIBIT         DESCRIPTION                                               PAGE


Exhibit 1  --  Offer to Purchase, dated October 15, 1996.                   23
Exhibit 2  --  Letter of Transmittal.                                       82
Exhibit 3  --  Proxy Statement dated March 31, 1996 relating to
               the Company's 1996 Annual Meeting of Stockholders.           86
Exhibit 4  --  Agreement and Plan of Merger, dated as of October 9,
               1996 between the Company and the Purchaser.                  97
Exhibit 5* --  Letter to Stockholders of the Company dated October
               15, 1996.                                                   120
Exhibit 6  --  Press Release issued by the Company and the Purchaser
               on October October 10, 1996.                                122
Exhibit 7* --  Opinion of Principal Financial Securities, Inc. dated
               October 9, 1996.                                            123
Exhibit 8  --  Engagement Letter, dated July 21, 1996, between the
               Principal and the Company.                                  125
Exhibit 9  --  Report of Principal to the Special Committee of the
               Board of Directors of the Company dated August 28, 1996.     **


 *       Included in copies of this Schedule 14D-9 mailed to stockholders.

**       Filed under Form SE